
        GIORDANO, HALLERAN & CIESLA
         A PROFESSIONAL CORPORATION               JOHN C. GIORDANO, JR.       SEAN E. REGAN |_|
                                                  FRANK R. CIESLA             JAY S. BECKER
              ATTORNEYS AT LAW                    BERNARD J. BERRY, JR.       TIMOTHY D. LYONS|_|
                                                  JOHN A. AIELLO              J. SCOTT ANDERSON                   OF COUNSEL:
             PLEASE RESPOND TO:                   MICHAEL J. GROSS            PETER B. BENNETT                  JOHN R. HALLERAN
        U.S. POSTAL SERVICE ADDRESS:              JOHN A. GIUNCO              LAURENCE I. ROTHSTEIN            S. THOMAS GAGLIANO
            POST OFFICE BOX 190                   EDWARD S. RADZELY           ROBERT J. FEINBERG |_|           THOMAS A. PLISKIN
        MIDDLETOWN, NEW JERSEY 07748              SHARLENE A. HUNT            PATRICK S. CONVERY                RONALD P. HEKSCH
                                                  PHILIP D. FORLENZA          MICHAEL A. PANE, JR.             DERRICK A. SCENNA
                    OR:                           MICHAEL J. CANNING |_|      MICHAEL J. VITIELLO
HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:      PAUL H. SCHNEIDER           STEVEN M. DALTON                      -------
             125 HALF MILE ROAD                   ELIZABETH CHRISTIAN         PAMELA J. KNAUER
         RED BANK, NEW JERSEY 07701               ANDREW B. ROBINS            TIMOTHY J. DENGLER                JOHN C. GIORDANO
                                                  MICHAEL A. BRUNO            CATHERINE J. BICK                   (1921-1989)
               (732) 741-3900                     KURT E. ANDERSON            MONICA J. CERES
            FAX: (732) 224-6599                   PAUL T. COLELLA             MARC D. POLICASTRO                    -------
                                                  GERALD P. LALLY
               www.ghclaw.com                         -------                     -------

                                                  TARA PHELAN CARVER          CRAIG M. GIANETTI         |_| CERTIFIED BY THE
                                                  TARA L. BENSON              ARI G. BURD                   SUPREME COURT OF NEW
                                                  RACHEL M. RINNINSLAND       KEVIN B. LEGREIDE             JERSEY AS A CIVIL TRIAL
                                                  LISA MICELI WATERS          MATTHEW J. CERES              ATTORNEY
                                                  GREGORY BANACKI, JR.        JIN KYOUNG HONG
                                                  DONALD F. CAMPBELL, JR.     KELLY D. GUNTHER
                                                  BRIAN H. HARVEY             LOUIS D. TAMBARO
                                                  MELISSA V. SKROCKI          MICHAEL D. PAWLOWSKI
                                                  AFIYFA H. ELLINGTON



DIRECT DIAL NUMBER                          DIRECT EMAIL                                                  CLIENT/MATTER NO.
(732) 741-3040                           pcolella@ghclaw.com                                              14811-0002

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                                                                   June 15, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:      BigString Corporation
                  Registration Statement on Form SB-2

Ladies and Gentlemen:

         Contemporaneously with our submission of this letter to the Securities and Exchange Commission (the "Commission"), our client, BigString Corporation
("BigString"), has submitted to the Commission its Registration Statement on Form SB-2 (the "Registration Statement"), prepared for the purpose of registering 19,088,659 shares of BigString's common stock, par value $.0001 per share ("Common Stock"), for the benefit of certain stockholders of BigString. In addition to the 19,088,659 shares of Common Stock included for registration in the Registration Statement, pursuant to Rule 429 of the Securities Act of 1933, as amended, the prospectus included in the Registration Statement relates to the 6,843,900 shares of Common Stock previously registered pursuant to BigString's
Registration Statement on SB-2 (Registration No. 333-135837), which was declared effective by the Commission on August 4, 2006.

         A fee of $169.95 payable in connection with this filing was previously submitted by wire transfer.

         Please direct any comments you may have with respect to BigString's
Registration Statement on Form SB-2 to the undersigned at (732) 741-3900.




      OUR TRENTON OFFICE: 441 EAST STATE STREET, TRENTON, NEW JERSEY 08608,
                              PHONE: (609) 695-3900


GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

BigString Corporation
June 14, 2007
Page 2




         Thank you for your attention to this matter.

                                                          Very truly yours,

                                                          /s/ Paul T. Colella

                                                          PAUL T. COLELLA
PTC:bm
cc:  Darin M. Myman